EXHIBIT 99.1

Brookfield and GLP Establish Partnership to Pursue Rooftop Solar Opportunities in China

All amounts in U.S. dollars unless otherwise stated

  GLP and Brookfield establish 50:50 joint venture to develop and operate rooftop solar projects on logistics and commercial rooftops in China
  Partnership intends to become the largest rooftop solar power provider in China
  Expected to develop and operate capacity of 300 megawatts over the next three years, with a broader 1 gigawatt development pipeline – equivalent to the annual consumption of approximately 750,000 households

SHANGHAI, China and NEW YORK, March 21, 2018 (GLOBE NEWSWIRE) -- GLP, the leading global provider of modern logistics and industrial facilities and technology-led solutions, and Brookfield Asset Management (TSX:BAM.A) (NYSE:BAM) (Euronext:BAMA), a leading global alternative asset manager, today announced the formation of a 50:50 joint venture dedicated to building a leading platform for distributed solar energy on logistics and commercial rooftops in China.

The joint venture, by affiliates of GLP and Brookfield, intends to install 300 megawatts of rooftop solar projects over the next three years, with a broader 1 gigawatt development pipeline, which is equivalent to the annual power consumption of approximately 750,000 households.

The partnership will leverage GLP’s growing footprint of approximately 33 million square meters of logistics facilities in China and Brookfield’s extensive expertise as a leading global owner, operator and developer of renewable power assets. The partners expect to pursue development opportunities on third party-owned rooftops in the country, and may expand into other areas of co-operation in the future.

Ming Mei, Co-Founder and CEO of GLP, said: “This new partnership with Brookfield will allow us to leverage each other’s strengths to further capitalize on GLP’s high-quality assets. Investing in infrastructure beyond GLP’s logistics platform is part of our strategy to develop an ecosystem that harnesses technology to deliver better outcomes for our customers and communities.”

“This partnership represents an attractive opportunity to expand our footprint in China’s rapidly growing renewables market, with a strong local partner in GLP,” said Bruce Flatt, CEO of Brookfield Asset Management.

Stewart Upson, CEO of Brookfield Asset Management Asia Pacific, said, “We look forward to working closely with GLP and leveraging our experienced local operating team and significant renewables development expertise to establish a leading rooftop solar platform in China.”

GLP is a leader in building environmentally-friendly logistics facilities globally. In Japan, GLP is one of the largest solar power providers from rooftop panels on logistics facilities. In addition, GLP buildings across China, Japan, the US, Europe and Brazil have achieved LEED certification, including four LEED Platinum certifications, the highest possible rating.

Brookfield, a leading global alternative asset manager, operates one of the largest, public pure-play renewable businesses globally. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia and totals more than 16,000 megawatts of installed capacity. Brookfield also has an extensive history of developing renewable power projects globally. Through this partnership, Brookfield is well positioned to advance the significant backlog of projects and to expand its existing capabilities in distributed rooftop solar generation.

About GLP (www.glprop.com)

GLP is the leading global provider of logistics solutions. Through its network of strategically-located properties and ecosystem partners, GLP is able to offer both space and technology-led solutions to drive value for its customers. GLP is one of the world’s largest real estate fund managers, with over US$46 billion of assets under management and a global portfolio of 62 million square meters (667 million square feet) spread across eight countries globally.

Please note that the Company’s name has changed to GLP effective January 2018.

About Brookfield Asset Management

Brookfield Asset Management Inc. is a leading global alternative asset manager with approximately US$285 billion in assets under management. The company has more than a 100 year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Through its affiliate, Brookfield Renewable Partners, Brookfield operates one of the world’s largest publicly traded, pure-play renewable power platforms.

For further information, please contact:

GLP

Ambika Goel, CFA
SVP- Capital Markets and Investor Relations
Tel: +65 6643 6372
Email: agoel@glprop.com

Brookfield Asset Management

Media:
Claire Holland
Vice President, Media and Communications
Tel. 416-369-8236
Email. Claire.Holland@brookfield.com

Investors:
Avery Haw
Vice President, Investor Relations – Brookfield Renewable Partners
Tel. 416-359-1955
Email. Avery.Haw@brookfieldrenewable.com

Cautionary Statement Regarding Forward-looking Statements
This news release is not an offer of securities for sale or a solicitation of an offer to purchase securities. The information in this  news release may not contain, and you may not rely on this new release as providing, all material information concerning the condition  (financial  or  other),  earnings,  business  affairs,  business  prospects,  properties  or  results  of  operations  of  Brookfield or GLP.  This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “intend”, “aim”, “will”, “may”, “expect”, “expand”, “estimate”, “build”, “believe”, “anticipate” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the objectives, plans and goals of each of Brookfield and GLP in respect of the joint venture.  Although each of Brookfield and GLP believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. Future performance and prospects of each of Brookfield and GLP are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield or GLP to differ materially from those contemplated or implied by the statements in this news release include (without limitation) weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield or GLP operate; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield or GLP operate, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public  policy  changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks as they relate to Brookfield, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent Brookfield’s and GLP’s views as of the date of this news release and should not be relied upon as representing Brookfield’s and GLP’s views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, each of Brookfield and GLP disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

References to Brookfield are to Brookfield Asset Management Inc. together with its affiliates unless the context reflects otherwise.

References to GLP are to GLP Pte. Ltd. together with its affiliates and subsidiaries unless the context reflects otherwise